UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2026, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held its 2026 annual shareholders’ meeting (the “2026 AGM”), at which the following matters were resolved:

1.
Ratification of the fiscal year 2025 earnings distribution plan;
2.
Ratification of the Company’s fiscal year 2025 business report and, consolidated and non-consolidated financial statements;
3.
Approved cash distribution to shareholders from capital surplus; and
4.
Approval of releasing the directors from the restriction of engaging in businesses competing with the Company pursuant to Article 209 of the Company Act.

For each of the matters 1 to 4, the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2026 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) as filed with the U.S. Securities and Exchange Commission on April 24, 2026.

On matter (4), under Article 209 of the Company Act, a director who engages in business on behalf of another person that is within the scope of the Company’s business shall explain at the shareholders’ meeting the essential contents of such act and obtain the approval at the shareholders’ meeting. The 2026 AGM resolved that the non-compete restriction on one director and two independent directors, be released in accordance with Article 209 of the Company Act. This was approved by a majority of the voting shares at the shareholders’ meeting attended by shareholders representing at least two-thirds of the voting shares of the Company. The essential contents of competitive conduct in which these directors are permitted to engage are as follows:

(i)
Director Kun-Yi Chien:

- Independent Director / Remuneration Committee Member of AceGreen Eco-Material Technology Co., Ltd.

(ii)
Independent Director Jyh-Chau Wang:

- Chairman of Advanced Micro Lux Holding Limited

- Director of Epileds Technologies, Inc.

(iii)
Independent Director Hong-Tzer Yang:

- Director of Taiwan Power Company